

September 11, 2012

Mr. Graham Robjohns
Chief Executive Officer
Seadrill Partners LLC
13th Floor, One America Square
17 Crosswall
London, EC3N 2LB, United Kingdom

> **Re: Seadrill Partners LLC**
> **Revised Confidential Draft Registration Statement on Form F-1**
> **Submitted August 20, 2012**
> **CIK No. 0001553467**

Dear Mr. Robjohns:

We have reviewed your revised draft registration statement and your letter dated August 20, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Revised Confidential Draft Registration Statement on Form F-1

Our Management, page 8

1.   We note you have deleted the reference to "Chief Financial Officer" in this section and indicate you currently do not have any executive officers other than your CEO and will rely on the executive officers of Seadrill Management. Similarly, in the "Executive Officers" section on page 138 you state that, other than your CEO, you rely solely on Seadrill Management's executive officers. However, later on page 139 you include a paragraph on Mr. Rune Magnus Lundetræ, who apparently was appointed as your Chief Financial Officer in June, 2012. Please explain.

<u>Our Operating Agreement Limits the Fiduciary Duties the Seadrill Member and Our Officers and Directors May Have to Our Unitholders…, page 42</u>

2.   Expand this disclosure to specify that "Seadrill and its subsidiaries are not held to a fiduciary standard of care bur rather to the standards of care specified in the relevant agreement." In this regard, we also note your disclosure that your operating agreement "reduces the standards to which the Seadrill Member and your directors and officers "may otherwise be held by Marshall Islands law." Please clarify, if true, that with respect to the individuals who will serve as directors and officers of both Seadrill and Seadrill Partners, the legal obligation of these individuals to safeguard the interests of Seadrill will be stricter than their obligation to safeguard the interests of Seadrill Partners' public unitholders. In other words, be more specific as to how the operating agreement "reduces the standards."

<u>If OPCO's business activities involve countries, entities and individuals…, page 33</u>

3.   We note your revised disclosure under this heading, and your responses to comments 5 and 6 in our letter dated July 27, 2012. Please expand the disclosure under this heading to note, and to discuss briefly the potential impact on OPCO of, the Iran Threat Reduction and Syria Human Rights Act of 2012, which was signed into law by President Obama on August 10, 2012.

<u>Our Cash Distribution Policy and Restrictions on Distributions, page 56</u>

<u>Forecasted Results of Operations for the Twelve Months Ended September 30, 2013, page 58</u>

4.   In your response to comment 16 in our letter dated July 27, 2012, we note you have provided a financial forecast in lieu of a pro forma income statement. Please revise your table on page 60 to present an historical 12-month period of the Predecessor in a parallel column, as required by Regulation S-X, Article 11-03(a)(4).

5.   Where you disclose that you would not have had sufficient cash available for distribution to pay the minimum quarterly distribution on an historical basis, please disclose the amount of the aggregate shortfall both for the year ended December 31, 2011 and for the six months ended June 30, 2012.

Forecasted Cash Available for Distribution, page 67

6.   We have reviewed your response to comment 10 in our letter dated July 27, 2012 but reiterate that comment. We note your statement that "to the extent that there is a shortfall during any quarter in the forecast period, we believe that we would be able to make working capital borrowings to pay distributions in such quarter and would be able to repay such borrowings in a subsequent quarter." Expand the forecast to demonstrate your ability to make the quarterly distributions, and, if you anticipate a shortfall, the amount that you would borrow from working capital and the impact of such borrowings upon the following quarter(s).

7.   We note your response to comment 11 in our letter dated July 27, 2012, including your representation that "quarterly financial information has not been prepared by the Registrant for the most recent four fiscal quarters or for the fiscal year ending December 31, 2011." Please provide a table that indicates what distributions would have been on an aggregate (i.e. twelve-month) basis both for the four most recent fiscal quarters and for the fiscal year ending December 31, 2011.

Introduction to Unaudited Pro Forma Combined Consolidated Balance Sheet, page P-1

8.   On page 59, you refer the reader to the Combined Consolidated Carve-out Predecessor financial statements and the Pro Forma Combined Consolidated Balance Sheet and related footnotes to be read together with the Forecasted Results of Operations. Please include similar disclosure in this section to refer the reader to the Forecasted Results of Operations for further information.

        You may contact Don Delaney (Staff Accountant) at (202) 551-3863 or Shannon Buskirk (Staff Accountant) at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director